Acquisition
On August 22, 2003, the Fund acquired substantially all of the assets and liabilities of the former M.S.B.
Fund, Inc. in exchange solely for Class A shares of the Fund.
The acquisition was accounted for as a tax-free exchange of $3,218,077 Class A shares of the Fund for the net assets of the former M.S.B. Fund, Inc., which amounted to $52,294,117, including $11,358,527 of unrealized appreciation, after the close of business on August 22, 2003. Accounting and performance history of the former M.S.B. Fund, Inc.
was redesignated as that of Class A of John Hancock
Large Cap Select Fund.